April 3, 2012

DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

VIA EDGAR

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 3, 2012
File No. 333-179148

Dear Mr. Riedler:

We are counsel to Xstelos Holdings, Inc. (the “Company”), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporate Finance (the “Comment Letter”), dated March 23, 2012, with regard to Registration Statement on Form S-1 (“Registration Statement”) filed with the Commission on January 25, 2012 and amended by Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 9, 2012.

The Company submitted to the Commission today, via EDGAR, Amendment No. 2 to the Registration Statement including, where necessary, additional information, exhibits or amendments requested by the Staff (together, the “Amended Materials”).  To assist the Staff in reviewing the Amended Materials, we are sending via UPS a copy of this letter and copies of Amended Materials, which have been marked to show changes from the Registration Statement.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.  The responses below follow the sequentially numbered comments from the Comment Letter.

Upon review of the Registration Statement, the Company also made such additional changes that it deemed appropriate.

April 3, 2012

2.  Significant Accounting Policies

Real Estate, page F-13

1.
Please refer to your response to comment 34. It appears that you are accounting for your Mahwah real estate as held for sale. If true, please revise your disclosure to state that fact and clarify that the real estate is measured at the lower of its carrying amount or fair value less cost to sell and not depreciated. If this is not the case please tell us how you are accounting for the real estate and reference the authoritative guidance used.

The Company has made the changes requested by the Staff.

Note 1 Description of Business, page F-48

2.
We note your response to our prior comment 1 that you have removed the disclosure regarding a “validated” drug delivery platform technology, however, Note 1 to the consolidated financial statements still refers to a “validated” drug delivery platform technology. Please revise your disclosure to delete the term from this section as well.

In response to comment #5 of the Staff’s letter dated February 21, 2012, the Company removed the references to a “validated drug delivery platform technology” from the body of the Registration Statement as well as from the notes to the 2011 financial statements. However, as you have pointed out, there is single remaining reference to this term in the notes to the audited financial statements for CPEX for the fiscal years ended December 31, 2010 and 2009. Because the term is included in a completed audit that was performed by independent auditors who are no longer engaged by CPEX or Xstelos, the Company believes it will encounter substantial difficulty if it were required to delete the “validated drug delivery platform technology” language from page F-48 as the Staff has requested, or to modify that language in any way.

On behalf of the Company, since the referenced language has been removed from the body of the registration statement as well as the notes to the 2011 financial statements and the Company believes such phrase is unlikely to be confusing to investors, and in light of the difficulty of removing or modifying the single remaining reference, we respectfully request that the Staff permit this language to remain in note 1 to the completed fiscal 2010 audited financial statements for CPEX. Thank you for your consideration of this request.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman